FEB 28 2006

SECURITIES AN
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Wasl

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MAR 0 1 2006
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ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51811

A B

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/2005___ AND ENDING ___12/31/2005___

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optsecurities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.

OFFICIAL USE ONLY
FIRM I.D. NO.

200 South College Street, 16th Floor

                                 (No. and Street)

Charlotte.   NC   28202

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Jane P. Avinger   704-731-5986

                                                        (Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    Greer & Walker. LLP

                            (Name — *if individual, state last, first. middle name*)

201 South Tryon Street, Suite 1500   Charlotte, NC 28202

                                                               (Address)

CHECK ONE:
    X Certified Public Accountant
    ❑ Public Accountant
    ❑ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jane P. Avinger__ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Optsecurities, LLC__ _____ as

of __December 31,__ _____ , 2005 _____ , are true and correct. 1 further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Director of Financial Operations

Title

Notary Public

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OPTSECURITIES, LLC

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2005 and
Independent Auditors' Report

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Optsecurities, LLC:

We have audited the accompanying statement of financial condition of Optsecurities, LLC as of December 31, 2005 and the related statements of income, of changes in member's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optsecurities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages nine through thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer + Walker, LLP

January 13, 2006

TRUSTED BUSINESS ADVISORS

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

OPTSECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	21,873
Marketable securities		33,570
TOTAL ASSETS	$	55,443

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE	$	3,500
MEMBER'S EQUITY		51,943
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	55,443

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Broker-dealer 12b(1) fees	$	189,094
Other income		427
Total		189,521
EXPENSES:		
Brokerage expenses		7,845
Office expense		14,000
Other		696
Total		22,541
NET INCOME	$	166,980

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Member's Equity		Accumulated Other Comprehensive Loss		Total Member's Equity	
BALANCE, DECEMBER 31, 2004	$	27,046	$	(17,073)	$	9,973
Net income		166,980				166,980
Unrealized gain on marketable securities				30,543		30,543
Distributions to member		(155,553)				(155,553)
BALANCE, DECEMBER 31, 2005	$	38,473	$	13,470	$	51,943

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2005

SUBORDINATED LIABILITIES, DECEMBER 31, 2004	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2005		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2005	$	-

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	166,980
Adjustments to reconcile net income to net		
cash from operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		(1,500)
Net cash provided by operating activities		165,480
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member		(155,553)
NET INCREASE IN CASH AND CASH EQUIVALENTS		9,927
CASH AND CASH EQUIVALENTS,		
BEGINNING OF YEAR		11,946
CASH AND CASH EQUIVALENTS, END OF YEAR	$	21,873

See notes to financial statements.

OPTSECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations – Optsecurities, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer specializing in selling mutual fund shares and variable insurance. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Marketable Securities - The Company's investments in marketable securities consist primarily of high quality equity securities. The Company classifies its investments in marketable securities as available for sale. As such, securities are reported at fair market value with unrealized gains and losses reported as a component of stockholders' equity and comprehensive income. Realized gains and losses are reported in current earnings using the specific identification method.

Property - Property is stated at cost. Depreciation and amortization are provided over estimated useful lives using accelerated and straight-line methods.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company is presently taxed as a partnership. Under such arrangement, the Company's federal and state taxable income or loss is passed through to its members for inclusion in their respective income tax returns. Accordingly, no accrual for income taxes has been recognized in the accompanying financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $27,344, which was $22,344 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately 0.18 to 1.

3. PROPERTY

Property consisted of the following as of December 31, 2005:

Computer equipment	$	18,898
Less accumulated depreciation		18,898
Property, net	$	-

4. RELATED PARTY TRANSACTIONS

The Company's affiliate and sole member, Optcapital, LLC, provides office space, supplies, computer equipment and personnel to the Company for its use in day-to-day operations. Payments made to Optcapital in accordance with the expense-sharing agreement with the Company totaled $14,000 for the year ended December 31, 2005.

OPTSECURITIES, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2005

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)ii.

See independent auditors' report.

OPTSECURITIES, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2005
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2005 (Unaudited)	$	27,344
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2005 (Audited)	$	27,344

See independent auditors' report.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

<u>51,943</u>
[3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

<u>51,943</u>
[3500]

4. Add:

    A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**

<u>0</u>
[3520]

    B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

<u>0</u>
[3525]

5. Total capital and allowable subordinated liabilities

<u>51,943</u>
[3530]

6. Deductions and/or charges:

    A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**

<u>23,016</u>
[3540]

    B. **Secured demand note deficiency**

[3590]

    C. **Commodity futures contracts and spot commodities - proprietary capital charges**

[3600]

    D. **Other deductions and/or charges**

[3610]

<u>-23,016</u>
[3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

<u>0</u>
[3630]

8. Net capital before haircuts on securities positions

<u>28,927</u>
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. **Contractual securities commitments**

[3660]

    B. **Subordinated securities borrowings**

[3670]

    C. **Trading and investment securities:**

1.	Exempted securities		[3735]
2.	Debt securities		[3733]
3.	Options		[3730]
4.	Other securities	1,583	[3734]

D.	Undue Concentration	[3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
0 [3736]	-1,583 [3740]

10.	Net Capital	27,344 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	233 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	22,344 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	26,994 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	3,500 [3790]

17. Add:

A.	Drafts for immediate credit	[3800]
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]
C.	Other unrecorded amounts (List)	

	[3820A]		[3820B]		
	[3820C]		[3820D]		
	[3820E]		[3820F]		
			0		0
			[3820]		[3830]

19. Total aggregate indebtedness

$$\underline{\qquad 3,500}$$
[3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

% $\underline{\qquad 13}$
[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

% $\underline{\qquad 0}$
[3860]



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Optsecurities, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Optsecurities, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TRUSTED BUSINESS ADVISORS

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greer + Walker, LLP

January 13, 2006